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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             ICTS International N.V.
                               [GRAPHIC OMITTED]


                                (Name of Issuer)
               COMMON STOCK, par value 1.0 Dutch guilder per share
                               [GRAPHIC OMITTED]


                         (Title of Class of Securities)
                                    N43837108
                               [GRAPHIC OMITTED]


                                 (CUSIP Number)
                                   Lior Zouker
                             ICTS International N.V.
           Holland: Biesboch 225, 1181 JC Amstelveen, The Netherlands
                                  011-31-20-347
                               [GRAPHIC OMITTED]


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                December 17, 2002
                               [GRAPHIC OMITTED]


             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



CUSIP No. ....N43837108......................

[GRAPHIC OMITTED]

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     .......Harmony Ventures  B.V.




[GRAPHIC OMITTED]

           2. Check the Appropriate Box if a Member of a Group
               (See Instructions)

              (a)    .............

              (b)    .............


[GRAPHIC OMITTED]

           3. SEC Use Only
              .....................

[GRAPHIC OMITTED]

           4. Source of Funds (See Instructions)
              ................WC..............

[GRAPHIC OMITTED]

           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
              .................

[GRAPHIC OMITTED]

           6. Citizenship or Place of Organization ......The Netherlands .....







Number
of
Shares
Beneficial
ly
Owned by
Each
Reporting
Person
With
           7. Sole Voting Power
              .........2,779,000......................

           8. Shared Voting Power
              ........................................

           9. Sole Dispositive
              Power................2,779,000..........

          10. Shared Dispositive Power
              ........................................

[GRAPHIC OMITTED]

          11. Aggregate Amount Beneficially Owned by Each Reporting Person
              ......2,779,000.........................

[GRAPHIC OMITTED]

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              ...........

[GRAPHIC OMITTED]

          13. Percent of Class Represented by Amount in Row (11)
              ...................42.7%....................................

[GRAPHIC OMITTED]

          14.   Type of Reporting Person (See Instructions)
              ..........................CO................................





Item 1.                   Security and Issuer


     This statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, par value 1.0 Dutch guilder per share (the "Common Stock") of ICTS International N.V., a corporation organized under the laws of the Netherlands (the "Issuer"), which has its principal executive offices located at Biesboch 225, 1181 JC Amstelveen, The Netherlands.



Item 2.


                          Identity and Background
                          (a) Name of Corporation: Harmony Ventures B.V.
                          (b) Place of organization: The Netherlands
                          (c)Principal Business: Investments
                          (d) Not applicable
                          (e) Not applicable
Item 3.                   Source and Amount of Funds or Other Consideration -
                           Working Capital


Item 4.                   Purpose of Transaction

Harmony Ventures B.V. purchased the Common Stock for the purpose of consolidating ownership in one entity. The Purchaser and Seller are affiliated companies.

Item 5.                   Interest in Securities of the Issuer


     a) Harmony Ventures B.V. beneficially owns 2, 779,000 ( shares of Common Stock, which constitutes 42.7% of the issued and outstanding shares of the Issuer.

     b) Harmony possesses sole power to vote and to dispose or ( direct the disposition of 2,779,000 shares of Common Stock.

     c) On December 17, 2002, pursuant to a Stock Purchase Agreement, Harmony Ventures B.V. purchased an ( aggregate amount of 2,255,000 shares of Common Stock at a price of $6.00 per share, or an aggregate amount of $13,530,000.

     (d) Not applicable.

     (e) Not applicable.










Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  with
           Respect to Securities of the Issuer

Not applicable.


Item 7.                   Material to Be Filed as Exhibits
NONE

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




[GRAPHIC OMITTED]

Date December 17, 2002



[GRAPHIC OMITTED]

/s/ Ezra Harel
Signature



[GRAPHIC OMITTED]

Name/Title



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)